SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 18)

Image Entertainment, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

452439-10-2

(CUSIP Number)

David A. Persing, Esq.

Senior Vice President, General Counsel and Secretary

Image Investors Co.

21 Main Street – Suite 202, Hackensack, New Jersey  07601

(201) 531-8022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693344103		13D	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Image Investors Co.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,069,767

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,069,767

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.77%

14	Type of Reporting Person* CO

CUSIP No. 693344103		13D	Page 3 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John W. Kluge

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,069,767

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,069,767

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.77%

14	Type of Reporting Person* IN

CUSIP No. 693344103		13D	Page 4 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Stuart Subotnick

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds*

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,069,767

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,069,767

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,069,767

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 27.77%

14	Type of Reporting Person* IN

INTRODUCTION

This Amendment No. 18 supplements and amends the Schedule 13D (as so amended, the “Schedule 13D”) filed by Image Investors Co., a Delaware corporation (“IIC”), on July 18, 1988, as amended by Amendment No. 1 thereto filed on December 2, 1988, Amendment No. 2 thereto filed on January 12, 1989, Amendment No. 3 thereto filed on January 18, 1989, Amendment No. 4 thereto filed on February 4, 1989, Amendment No. 5 thereto filed on February 15, 1989, Amendment No. 6 thereto filed on May 11, 1989, Amendment No. 7 thereto filed on January 12, 1990, Amendment No. 8 thereto filed on May 10, 1990, Amendment No. 9 thereto filed on June 25, 1990, Amendment No. 10 thereto filed on June 28, 1990, Amendment No. 11 thereto filed on December 30, 1992, Amendment No. 12 thereto filed on October 29, 1997, Amendment No. 13 thereto filed on January 6, 1999, Amendment No. 14 thereto filed on December 15, 2004, Amendment No. 15 thereto filed on April 5, 2007, Amendment No. 16 thereto filed on February 7, 2008 and Amendment No. 17 thereto filed on June 23, 2008 in the following respects only (capitalized terms used herein shall have meanings ascribed to such terms in the Schedule 13D).

Item 1.	Security and Issuer.
No Amendment

Item 2.	Identity and Background.
No Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.
No Amendment.

Item 4.	Purpose of Transaction.

On November 20, 2008, IIC entered into a Voting Agreement (the “Voting Agreement”) with Nyx Acquisitions, Inc. (“Nyx”) in connection with the Agreement and Plan of Merger, dated November 20, 2008, by and among Nyx, The Conceived Group, Inc., a wholly owned subsidiary of Nyx and the Issuer (the “Nyx Merger Agreement”).  Pursuant to the Voting Agreement, IIC has agreed to vote its shares of Common Stock in support of the adoption of the Nyx Merger Agreement and has agreed to take such other actions in support of the transaction.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)                               IIC currently owns 6,069,767 shares of Common Stock.  Such 6,069,767 shares constitute approximately 27.77% of the outstanding shares of Common Stock of the Issuer (based upon the number of outstanding shares disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008).

(b) IIC has the sole power to vote and to dispose of such shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
See response to Item 4 of this Amendment No. 18.

Item 7.	Material to be Filed as Exhibits

Exhibit
No.	Description

99.1	Voting Agreement, dated November 20, 2008, by and between Nyx Acquisition, Inc., a Delaware corporation, and Image Investors Co., a Delaware corporation

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2008

/s/Stuart Subotnick
Stuart Subotnick
Executive Vice President
Image Investors Co.

/s/ John W. Kluge
John W. Kluge

/s/Stuart Subotnick
Stuart Subotnick

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Voting Agreement, dated November 20, 2008, by and between Nyx Acquisitions, Inc., a Delaware corporation, and Image Investors Co